John Bessonette

Phone 212-715-9182
Fax 212-715-8000
jbessonette@KRAMERLEVIN.com

October 13, 2015

VIA EDGAR

Mr. John Reynolds

Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:	Trinity Place Holdings Inc. Registration Statement on Form S-3 Filed September 15, 2015 File No. 333-206944

Dear Mr. Reynolds:

Reference is made to the letter dated October 2, 2015 (the “Comment Letter”) addressed to Mr. Matthew Messinger of Trinity Place Holdings Inc. (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission (the “Registration Statement”).

This letter sets forth the Company’s response to the Staff’s comment. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the response set forth immediately under such comment.

Certain Material U.S. Federal Income Tax Consequences, page 48

1.	We note the reference to “material U.S. Federal Income Tax Consequences” on page 48 and the statement on page 8 and elsewhere that the “receipt and exercise of subscription rights generally should not be taxable under U.S. federal income tax laws.” Please file a tax opinion on the material U.S. federal income tax consequences of the transaction for shareholders. In the alternative, please tell us why you determined a tax opinion was not required. See Item 601(b)(8) of Regulation S-K.

The Company has determined that an opinion of tax counsel is not required pursuant to Item 601(b)(8) of Regulation S-K. Item 601(b)(8) of Regulation S-K requires an opinion on tax matters for (i) filings on Form S-11 under the Securities Act, (ii) filings to which Securities Act Industry Guide 5 applies, (iii) filings related to roll-up transactions and (iv) other registered offerings where the "tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." The Registration Statement is not on Form S-11, Securities Act Industry Guide 5 does not apply, and the offering is not a roll-up transaction. As a result, a tax opinion would only be required by Item 601(b)(8) if the tax consequences of the transaction were material to an investor and a representation as to tax consequences is set forth in the filing.

Section III of Staff Legal Bulletin No. 19 (CF) (the “Bulletin”), provides that "[i]nformation is 'material' if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information." Examples of transactions generally involving material tax consequences, in addition to mergers and exchange transactions, include “transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decisions (e.g., debt offerings with unusual original issue discount issues, certain rights offerings, limited partnership offerings, certain offerings by foreign issuers).”

The rights offering that is the subject of the Registration Statement is not a transaction offering significant tax benefits or tax consequences so unusual or complex that investors would need to have the benefit of an expert’s opinion in order to make an informed investment decision. Rather, the rights offering is a routine offering to sell shares of common stock to existing shareholders on a pro rata basis, effected by the distribution to such shareholders of non-transferable subscription rights.

With respect to rights offerings specifically, Footnote 39 of the Bulletin notes that “[i]n . . . rights offerings . . . where tax consequences are material – as where the registrant discloses that the transaction is tax-free – a tax opinion should be provided.” The Registration Statement does not disclose that the transaction is tax-free. Rather, the Registration Statement sets forth certain U.S. federal income tax considerations assuming that the receipt of the subscription rights distributed pursuant to the rights offering is a non-taxable distribution for U.S. federal income tax purposes. The Company will revise the disclosure in the Registration Statement in an amendment to the Registration Statement as set forth on Exhibit A hereto to further clarify this.

For the foregoing reasons, the Company respectfully submits that a tax opinion is not required in the context of this rights offering.

* * *

If you have any questions or comments regarding the Company’s response to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9182.

Sincerely,

/s/ John Bessonette

John Bessonette

cc:	Matthew Messinger
Steven Kahn

Exhibit A

What are the material U.S. federal income tax ~~consequences~~ considerations of exercising my subscription rights?

~~The~~ Provided that the receipt ~~and exercise of your~~ of the subscription rights ~~generally should not be taxable under U.S. federal income tax laws~~distributed pursuant to the rights offering is a non-taxable distribution for U.S. federal income tax purposes, the U.S. federal income tax considerations to a holder of our common stock of the receipt, lapse and exercise of subscription rights distributed pursuant to the rights offering should generally be as set forth in “Certain Material U.S. Federal Income Tax Considerations.” You should, however, seek specific tax advice from your own tax advisor in light of your own tax situation, including as to the applicability and effect of any other tax laws. ~~See “Certain Material U.S. Federal Income Tax Consequences.”~~

Certain Material U.S. Federal Income Tax ~~Consequences~~Considerations	~~The~~ Provided that the receipt ~~and exercise of your~~ of the subscription rights ~~generally should not be taxable under U.S. federal income tax laws.~~ distributed pursuant to the rights offering is a non-taxable distribution for U.S. federal income tax purposes, the U.S. federal income tax considerations to a holder of our common stock of the receipt, lapse and exercise of subscription rights distributed pursuant to the rights offering should generally be as set forth in “Certain Material U.S. Federal Income Tax Considerations.” You should, however, seek specific tax advice from your own ~~personal~~ tax advisor in light of your own ~~personal~~ tax situation, including as to the applicability and effect of any other tax laws. ~~See “Certain Material U.S. Federal Income Tax Consequences.”~~

U.S. Federal Income Tax Treatment of Subscription Rights Distribution

Based upon discussions with our advisors and provided that the receipt of the subscription rights distributed pursuant to the rights offering is a non-taxable distribution for U.S. federal income tax purposes, we believe that the U.S. federal income tax considerations to a holder of our common stock of the receipt, lapse and exercise of subscription rights distributed pursuant to the rights offering should generally be as set forth in "Certain Material U.S. Federal Income Tax Considerations.” You should, however, seek specific tax advice from your own tax advisor in light of your own tax situation, including as to the applicability and effect of any other tax laws.

Pages 48-49

Certain MATERIAL U.S. FEDERAL INCOME TAX ~~CONSEQUENCES~~CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax ~~consequences~~ considerations of the receipt, lapse, and exercise of the subscription rights distributed to holders of our common stock pursuant to the rights offering. This discussion assumes that the holders of our common stock hold such common stock as a capital asset for U.S. federal income tax purposes. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code~~.~~ , Treasury Regulations promulgated thereunder, rulings and pronouncements of the Internal Revenue Service, or the Service, and judicial decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. The following summary does not purport to be a complete analysis of all U.S. federal income tax ~~consequences~~ considerations of the receipt, lapse and exercise of the subscription rights, applies only to holders that are United States persons (as defined in Section 7701(a)(30) of the Code) and does not address all aspects of U.S. federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Code, including, without limitation, holders who are dealers in securities or foreign currency, insurance companies, tax-exempt organizations, banks, financial institutions, regulated investment companies, real estate investment trusts, partnerships and other flow-through entities, traders in securities that elect to use a mark-to market method of accounting for their securities, broker-dealers, and holders who hold our common stock or subscription rights as part of a hedge, straddle, conversion or other risk-reduction transaction, or who acquired our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation. The following summary also does not address the tax ~~consequences~~ considerations of the rights offering under foreign, state, or local tax laws.

This summary is of a general nature only and is not intended to constitute a complete analysis of all U.S. federal income tax ~~consequences~~ considerations of the receipt, lapse and exercise of the subscription rights. There can be no assurance that the Service will agree with the tax ~~consequences~~ considerations described below. We have not sought, and will not seek a ruling from the Service regarding the U.S. federal income tax ~~consequences~~ considerations of the rights offering. Accordingly, each holder of our common stock should consult its tax advisor with respect to the tax ~~consequences~~ considerations of the rights offering to it in light of its particular circumstances.

A distribution of subscription rights with respect to common stock is generally treated as a non-taxable distribution for U.S. federal income tax purposes under Section 305(a) of the Code. However, if the receipt of subscription rights is treated as a distribution described in Section 305(b) of the Code, the receipt would first be treated as a taxable dividend in an amount equal to the lesser of the fair market value of the subscription rights and the recipient stockholder’s allocable share of the current or accumulated earnings and profits, or E&P, of the issuing corporation. Any excess of the fair market value of the subscription rights over the share of E&P would then be treated as a ~~tax-free~~ non-taxable return of capital to the extent of the stockholder’s adjusted tax basis in its common stock, and then as capital gain. A distribution of subscription rights with respect to common stock will generally be a taxable distribution under Section 305(b) if it is a “disproportionate distribution.” A disproportionate distribution is a distribution or part of a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some stockholders and an increase in the proportionate interests of other stockholders in the issuing corporation’s assets or E&P. For example, a distribution of the subscription rights will not qualify as ~~tax-free~~ non-taxable under Section 305(a) of the Code if, within the 36-month period following the distribution of the subscription rights, the Company were to distribute cash in redemption of its shares held by some but not all of its stockholders, and any such redemption was not an isolated redemption or in complete termination of the shares held by the redeeming stockholder. This distribution of the subscription rights also may not qualify as ~~tax-free~~ non-taxable if, within the 36-month period following the distribution of the subscription rights, the Company issues convertible securities. The Company has no current plans to make any such redemptions or issue convertible securities, but there is no guarantee that it will not do so.

Provided that the receipt of the subscription rights distributed pursuant to the rights offering is a non-taxable distribution for U.S. federal income tax purposes, the U.S. federal income tax ~~consequences~~ considerations to a holder of our common stock of the receipt, lapse and exercise of subscription rights distributed pursuant to the rights offering ~~will~~ should generally be as follows:

A holder will not recognize taxable income for U.S. federal income tax purposes as a result of the receipt of subscription rights in the rights offering.

•	Except as otherwise provided below, a holder’s tax basis in its subscription rights will depend on the relative fair market value of the subscription rights received by such holder and the common stock owned by such holder at the time the subscription rights are distributed. If either (i) the fair market value of the subscription rights on the date such subscription rights are distributed is equal to at least 15% of the fair market value on such date of the common stock with respect to which the subscription rights are received or (ii) the holder elects, in a statement attached to its U.S. federal income tax return for the taxable year in which the subscription rights are received, to allocate part of its tax basis in such common stock to the subscription rights, then the holder’s tax basis in the common stock will be allocated between the common stock and the subscription rights in proportion to their respective fair market values on the date the subscription rights are distributed. If the subscription rights received by a holder have a fair market value that is less than 15% of the fair market value of the common stock owned by such holder on the date the subscription rights are distributed, the holder’s tax basis in its subscription rights will be zero unless the holder elects to allocate its adjusted tax basis in the common stock owned by such holder in the manner described in the previous sentence. A holder’s tax basis in the common stock will be reduced to the extent any such tax basis is allocated to the subscription rights. The Company has not obtained, and does not currently intend to obtain, an appraisal of the fair market value of the subscription rights on the date the subscription rights are distributed.

•	A holder that allows the subscription rights received in the rights offering to expire will not recognize any gain or loss, and no portion of the tax basis in the common stock owned by such holder with respect to which such subscription rights were distributed will be allocated to the unexercised subscription rights. If the subscription rights received in the rights offering expire without exercise after the holder disposes of the shares of the common stock with respect to which the subscription rights were received, then the tax ~~consequences~~ considerations are unclear and the holder should consult its tax advisor.

•	A holder will not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering. The tax basis in the common stock acquired through exercise of the subscription rights will equal the sum of the subscription price for the common stock and the holder’s tax basis, if any, in the rights as described above. The holding period for the common stock acquired through exercise of the subscription rights will begin with and include the date the subscription rights are exercised in the manner set forth in this prospectus.